EXHIBIT 99.1

Ultrapetrol Reports Financial Results for Fourth Quarter and Full Year 2007

Full Year 2007 Revenues Increase 28 Percent to a Record $221.7 Million

NASSAU, Bahamas, March 14, 2008 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced financial results for the fourth quarter and full year ended December 31, 2007.

Full Year 2007 Highlights:

 * Generated record full year 2007 revenues of $221.7 million, 28%
   higher than full year 2006 revenues of $173.5 million.

 * Generated record EBITDA(a), excluding a non-cash mark-to-market net loss on Forward Freight Agreement ("FFA") hedges, of $76.7 million for the full year, 23% higher than EBITDA for the full year 2006.

 * Including the non-cash mark-to-market net $11.7 million loss on FFA hedges, reported $65 million in EBITDA for the full year.

 * Generated EBITDA, excluding a non-cash gain on mark-to-market of FFA hedges of $2.6 million, of $19.1 million for the fourth quarter, an increase of 46% year-over-year.

 * Including the non-cash net gain on mark-to-market FFA hedges, generated EBITDA of $21.7 million for the fourth quarter versus
   $13.1 million in the fourth quarter of 2006.

 * Excluding a non-cash mark-to-market net loss on FFA hedges of
   $11.7 million and a deferred income tax charge from unrealized currency exchange rate gains on U.S. dollar denominated debt of our
   Brazilian subsidiary, generated net income of $19.4 million or $0.62 per share, for the full year, versus $13.2 million, or $0.73 per share, in the same period of 2006.

 * Including these items, generated full year 2007 net income of
   $4.4 million, or $0.14 per share, as compared with net income of
   $10.5 million, or $0.59 per share, in 2006.

 * Excluding a $2.6 million non-cash gain on FFA hedges and a deferred income tax gain of $0.3 million from unrealized currency exchange rate losses on U.S. dollar denominated debt of our Brazilian subsidiary, reported fourth quarter earnings of $3.4 million or
   $0.10 per share, versus a gain of $0.4 million, or $0.02 per share, in the fourth quarter of 2006, excluding a $3.2 million loss from unrealized currency exchange rate gains on U.S. dollar denominated debt of our Brazilian subsidiary.

 * Including the non-cash gain, fourth quarter 2007 earnings were
   $6.3 million, or $0.19 per share, versus a loss of $2.8 million or,
   $0.11 per share, in the fourth quarter of 2006.

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer said "During 2007 we recorded strong results in our core business segments which grew in volume and generated higher total revenue and EBITDA than any other year in the Company's history. During 2007, we implemented substantially all the strategic initiatives that we had targeted and believe that we have laid the foundation for very significant and vigorous growth in all of our core business segments. In our river business, the building of the most modern barge building yard in South America is underway. We have begun to receive the first heavy fuel engines to re-power our push boats and our barge enlargement program is being executed as previously announced. We believe that we will be able to satisfy the future potential demand for the barge transport in the region by creating the necessary additional capacity cost effectively while we reduce our cost per ton with fuel efficiency and unparalleled economies of scale. Our expansion program in the river occurs simultaneously with the USDA estimate of a 2008 record crop in an important area of the Hidrovia."

Menendez added, "Within the next three years, we expect to more than double our offshore fleet. We have ordered six new Offshore Platform Supply Vessels from yards in India and China, which are scheduled to be delivered starting in 2009, a time when we believe offshore drilling and production efforts will be expanding on a worldwide basis. Our ocean fleet has also grown through the commencement of service in 2007 of three additional vessels MT Alejandrina, MT Amadeo and Princess Marisol. We have secured through FFA's, as previously announced, the earnings level of our three existing OBO vessels for 2008 at substantially higher levels than those obtained by these vessels in 2007. We expect to continue to grow, particularly in the product carrier sector, capitalizing on our knowledge and relationships in the areas in which we operate."

Overview of Financial Results

Total revenues for full year and fourth quarter 2007 were $221.7 million and $57.8 million, respectively, as compared with $173.4 million and $45.7 million, respectively, in the same periods of 2006.

EBITDA for full year and fourth quarter 2007 was $65.0 million and $21.7 million, respectively, as compared with $62.4 million and $13.1 million respectively, in the same periods of 2006. The 2007 EBITDA includes a non-cash loss of $11.7 million and a non-cash gain of $2.6 million for the full year and fourth quarter, respectively. Excluding the effect of the non cash mark to market net loss on FFAs hedges, the EBITDA for the full year and for the fourth quarter of 2007 are $76.7 million and $19.1 million respectively.

Net income for the full year and fourth quarter 2007 was $4.4 million or $0.14 per share and $6.3 million, or $0.19 per share, respectively, as compared with income of $10.5 million, or $0.59 per share, and loss of $2.8 million, or $0.11 per share, respectively, during the same periods in 2006. The 2007 results include a non-cash mark-to-market net loss on FFA hedges of $11.7 million, or $0.37 per share, and a gain of $2.6 million, or $0.08 per share (full year and fourth quarter 2007 respectively) and a deferred income tax charge of $3.3 million, or $0.10 per share, and a deferred income tax gain of $0.3 million, or $0.01 per share, from unrealized foreign currency exchange rate gains on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business (full year and fourth quarter 2007 respectively). Net Income for the full year and fourth quarter 2007, excluding the effect of both above items, is a gain of $19.4 million, or $0.62 per share, and $3.4 million, or $0.10 per share, respectively.

Ultrapetrol's Chief Financial Officer Mr. Len Hoskinson said: "For the full year 2007, we included in our results $11.7 million of non-cash losses resulting from the mark-to-market of our FFA positions that have or will mature between January 1, 2008 and March 31, 2008. To give our investors some guidance as to what to expect from our FFA positions in the first quarter 2008 results, we can say that after giving effect to (i) the buyback of some of our first quarter 2008 positions (as reported in our Annual Report in Form 20-F filed yesterday with the SEC), (ii) the settlement of our January and February 2008 positions and (iii) the result of our March 2008 FFA positions valued at March 12, 2008 market close, we anticipate the net result of the FFAs in our first quarter 2008 financials will be a gain of approximately $6.0 million." You should refer to our Form 20-F filed yesterday for a complete explanation of our use and accounting of FFAs.

Business Segment Highlights

River

The company experienced a 17% increase in the volume of cargo loaded in the full year of 2007 as compared with the same period of 2006. Full year 2007 River segment EBITDA was $18.2 million versus $18.5 million in 2006. EBITDA generated in the fourth quarter of 2007 was $2.3 million as compared with $3.3 million in 2006. The River segment results of the fourth quarter of 2007 were impacted by low water levels in the High Paraguay river. Water levels have reverted to normal levels in the first quarter of 2008.

The soybean crop in the Hidrovia region is expected to grow robustly in 2008. The latest 2008 USDA estimate for the Paraguayan soy bean crop of 7 million tons suggests production growth of over 0.8 million tons, or 13%, as compared with 2007. Additionally, iron ore production at the three mines serviced by this river system is expected to grow substantially in 2008.

We are in the process of building our new shipyard and we have continued our barge expansion program. In the first quarter of 2008 we completed the acquisition and shipment from the USA of 30 second hand barges and one second hand push boat, which are currently under way to the Hidrovia. We are in the process of further acquiring barges and push boats for a second similar shipment during the second quarter of 2008. Our first heavy fuel consuming engines have been delivered and will be installed in a new push boat that will be built in South America. We expect to have this pushboat in service in 2009.

Offshore Supply

The company added a fifth new PSV to its Offshore fleet in May 2007. A sixth vessel is under construction in the same yard in Brazil and is expected to be delivered by the end of 2008. The EBITDA generated by the Offshore segment in 2007 was $19.2 million, or 40% higher than the $13.7 million generated in 2006. Fourth quarter 2007 EBITDA in this segment was $3.4 million as compared with $4.5 million in the same period of 2006. The fourth quarter 2007 results were impacted by the effect of positioning of our UP Topazio to the North Sea as previously announced as well as the allocation of our yearly overheads for the full year of 2007.

In 2007, we confirmed orders for the construction of four additional sister vessels at a yard in India and for two larger vessels, with an option to order two more, from a shipyard in China. These vessels are scheduled to be delivered beginning in the second half of 2009. The international market for PSV's has seen continued growth in demand stemming from unprecedented activity in offshore drilling and production. We believe that the integration of the new ships on order into the company's fleet will have a significant positive impact in our offshore segment's revenue and EBITDA.

Ocean

Our Ocean segment generated EBITDA of $23.9 million in 2007. These results include a non-cash mark-to-market net loss on FFA hedges of $11.7 million. Total EBITDA for this segment excluding these non-cash charges was $35.7 million, as compared with $20.8 million for the same period in 2006, a 72% improvement.

For the fourth quarter of 2007, our Ocean segment EBITDA was $17.6 million, including a non-cash mark-to-market net gain on FFA hedges of $2.6 million. Excluding this non-cash gain, EBITDA for this segment was $15 million, as compared with $2.9 million in the same period of 2006.

MT Alejandrina and MT Amadeo were put into service during March 2007 and at the end of August 2007 respectively, while we took delivery of our additional Capesize vessel Princess Marisol in November 2007. The gain of the sale of Princess Marina in October 2007, as previously reported, are included in our Ocean segment results for the period.

Passenger

Our passenger segment generated EBITDA of $0.7 million and a negative EBITDA of $2.3 million in the full year and fourth quarter of 2007, respectively, as compared with $8.7 million and $1.9 million in the equivalent periods of 2006.

As previously reported, the New Flamenco was sold in November 2007, and the loss of the sale is included in our fourth quarter results for this segment. Our remaining passenger ship, Blue Monarch, will operate in 2008 for its second season in the Aegean Sea. Several agreements were reached with various European tour operators for the Blue Monarch's utilization, and we expect these agreements to result in a significant increase in occupancy levels over those experienced in 2007.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the performance of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, March 14, 2008, at 10:00 a.m. ET. Interested parties may participate in the live conference call by dialing 1-800-857-2748 (toll-free U.S.) or +1-210-234-0010 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A simultaneous audio webcast of the call also will be available in the Investor Relations section of Ultrapetrol's Web Site, http://www.ultrapetrol.net. The webcast will be archived on Ultrapetrol's Web site for 7 days after the call. A replay of the call will be available for one week via telephone and on Ultrapetrol's Web site starting approximately one hour after the call ends. The replay can be accessed at 1-800-294-0991 (toll-free U.S.) or +1-402-220-9753 (outside of the U.S.); passcode: ULTR.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on the company can be found at http://www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

 (a) EBITDA is not an accounting measure used in Generally Accepted
     Accounting Principles or GAAP as described above.  The tables set out at the end of this release include reconciliations of EBITDA to net income and operating profit.

ULTR-F

Summary consolidated financial data

The following table sets forth Ultrapetrol's summary consolidated financial information and other operating data. You should carefully read the company's audited consolidated financial statements, and the information set forth in Ultrapetrol's 2007 Annual Report on Form 20-F, as filed with the Securities and Exchange Commission under "Management's discussion and analysis of financial condition and results of operations" for additional financial information about the Company. Ultrapetrol derived its summary consolidated statement of income data for the years ended December 31, 2005, 2006 and 2007, and its summary consolidated balance sheet data as of December 31, 2005, 2006 and 2007, from its audited consolidated financial statements. Please refer to the footnotes to Ultrapetrol's consolidated financial statements for a discussion of the basis on which the Company's consolidated financial statements are presented.

                                      Year Ended December 31,
                                   2005         2006(2)        2007
                                ----------    ----------    ----------

                                        (Dollars in thousands)
 Statement of Income Data:
 Revenues                        $ 125,361      $173,466      $221,742
 Operating expenses(3)             (73,061)      (97,610)     (131,175)
 Depreciation and amortization     (21,333)      (28,340)      (35,463)
 Management fees to related
  parties(4)                        (2,118)         (511)           --
 Administrative and commercial
  expenses                          (7,617)      (13,905)      (20,355)
 Other operating income
  (expenses)(5)                     22,021          (198)       10,763

 Operating profit                   43,253        32,902        45,512
 Financial expense                 (19,141)      (19,025)      (20,178)
 Financial gain (loss) on
  extinguishment of debt(6)             --        (1,411)           --
 Financial income                    1,152           733         2,928
 Net loss on FFAs (7)                   --            --       (17,801)
 Investment in affiliates(8)          (497)          588           (28)
                                ----------    ----------    ----------
 Other, net                            384           859          (367)
 Income (loss) before income
  tax and minority interest         25,151        14,646        10,066
 Income taxes                         (786)       (2,201)       (4,886)
 Minority interest(9)               (9,797)       (1,919)         (739)
                                ----------    ----------    ----------
 Net income (loss)                $ 14,568      $ 10,526       $ 4,441
                                ==========    ==========    ==========
 Basic net (loss) income per
  share                             $ 0.94        $ 0.59        $ 0.14
                                ==========    ==========    ==========
 Diluted net (loss) income
  per share                         $ 0.94        $ 0.58        $ 0.14
                                ==========    ==========    ==========
 Basic weighted average
  number of shares              15,500,000    17,965,753    31,596,346
                                ==========    ==========    ==========
 Diluted weighted average
  number of shares              15,500,000    18,079,091    31,923,350
                                ==========    ==========    ==========
 Balance Sheet Data (end of
   period):
 Cash and cash equivalents         $ 7,914      $ 20,648      $ 64,262
 Current restricted cash             3,638            --            --
 Working capital(10)                26,723        31,999        64,768
 Vessels and equipment, net        182,069       333,191       462,292
 Total assets                      278,282       426,379       622,160
 Total debt                        211,275       220,685       334,514
 Shareholders' equity               43,474       179,429       253,142

 EBITDA(11)                      $  55,828      $ 62,417      $ 64,968

 (1)  Intentionally left blank.

 (2)  On March 21, 2006, we acquired an additional 66.67% of UP
      Offshore, which is the holding company for our Offshore Supply
      Business, raising our ownership to 94.45%. The results of UP
      Offshore's operations have been included in our consolidated financial statements since that date.

 (3)  Operating expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include
      charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and
      lubricants and certain drydocking costs.

 (4)  Management fees to related parties included payments to our related companies Ravenscroft Shipping (Bahamas) S.A., or
      Ravenscroft, and Oceanmarine S.A., or Oceanmarine, for ship management and administration services that they provide to us.
      We purchased the business of Ravenscroft and hired the
      administrative personnel and purchased the administrative
      related assets of Oceanmarine on March 21, 2006; accordingly, ship management and administration costs appear as in-house expenses in our results from that date.

 (5)  Other operating income in 2005 includes $21.8 million gain from the sale of our Capesize bulk carrier, the Cape Pampas. This vessel was owned directly by Ultracape (Holdings) Ltd., or
      Ultracape, a company of which we owned 60%. Accordingly, the gain on sale attributable to the remaining 40% that we did not own is deducted from income as minority interest. Other
      operating income in 2007 includes $10.1 million net gain from the sale of our Aframax product tanker, the Princess Marina and our passenger vessel New Flamenco in October and November 2007, respectively.

 (6)  During 2006, there was an early redemption of our indebtedness in our River Business and we incurred a loss of $1.4 million related to the unamortized balance of issuance costs.

 (7)  We recorded an aggregate net unrealized ("non-cash") loss of
      $11,719 and a realized ("cash") loss of $6,082 for the year ended December 31, 2007, which is reflected on our Statement of
      Income as Other Income (Expenses) - Net loss on FFAs, which have not been designated as hedges for accounting purposes.

 (8)  Prior to March 2006, we owned 27.78% of UP Offshore (Bahamas)
      Ltd. and, accordingly, we accounted for it using the equity method.

 (9)  We owned 60% of Ultracape, which owned the Capesize bulk carrier
      Cape Pampas prior to its sale in May 2005, and accordingly we recognized minority interest for the 40% we did not own. The figure in 2005 represents 40% of the income from operations of the Cape Pampas as well as 40% of the gain on the sale of the vessel in May 2005. Minority interest in 2006 includes a loss of
      $0.9 million incurred through redemption of the preferred shares issued by our subsidiary UP Offshore owned by IFC, which was part of the use of proceeds from our IPO.

 (10) Current assets less current liabilities.

 (11) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness. We also use EBITDA to assess the performance of our business units. We believe that EBITDA is intended to
      exclude all items that affect results relating to financing activities. The gain and losses associated with extinguishment of debt including preferred shares issued for our subsidiaries are a direct financing item that affects our results, and as such we exclude these items in our calculation of EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to net income as an
      indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use.

 The following table reconciles our EBITDA to our net income (loss):

                    Year ended December 31,       Fourth Quarter

                -------      -------  -------     -------  -------
                  2005         2006     2007        2006     2007
                -------      -------  -------     -------  -------
                               (Dollars in Thousands)
 Net Income
  (loss)        $14,568      $10,526  $ 4,441     $(2,752) $ 6,271

   Plus

   Financial
    Expenses     19,141       19,025   20,178       3,681    5,539

   Financial
    gain on
    extinguish-
    ment of
    debts            --        1,411(i)    --       1,411       --

   Income
    Taxes           786        2,201    4,886       1,803     (146)

   Deprecia-
    tion and
    amortiza-
    tion         21,333       28,340   35,463       8,038   10,033

   Premium
    paid for
    redemption
    of
    preferred
    shares (ii)      --          914       --         914       --
                -------      -------  -------     -------  -------
                $55,828(iii) $62,417  $64,968(iv) $13,095  $21,697(iv)

 Adjustments:

   Unrealized
    non-cash
    loss
    (gain) on
    FFAs (v)                           11,719               (2,595)

                -------      -------  -------     -------  -------
 Adjusted
  EBITDA        $55,828      $62,417  $76,687     $13,095  $19,102
                =======      =======  =======     =======  =======

 The following tables reconcile our EBITDA to our Operating Profit per business segment

                          Year Ended December 31, 2007
                   River   Offshore   Ocean         Passenger
                 Business  Business  Business       Business    Total

 Segment
  Operating
  Profit         $  9,216  $ 15,572  $ 25,222        ($4,498) $ 45,512

 Depreciation and
  amortization      9,771     4,335    16,162          5,195    35,463

 (Loss) Income
  from Investment
  in affiliates      (139)       --       111             --       (28)

 Other, Net (vi)     (591)       16       236            (28)     (367)

 Minority Interest     --      (745)        6             --      (739)

 Net Income
  (loss) on FFAs       --        --   (17,801)            --   (17,801)

                 --------  --------  --------       --------  --------
 Segment EBITDA  $ 18,257  $ 19,178  $ 23,936(iv.a) $    669  $ 62,040

 Financial Income                                                2,928

                                                              --------
 Total EBITDA                                                 $ 64,968
                                                              ========

 Adjustments:

   Unrealized
    non-cash loss
    on FFAs (v)                        11,719                   11,719

                 --------  --------  --------       --------  --------
 Adjusted EBITDA $ 18,257  $ 19,178  $ 35,655       $    669  $ 76,687
                 ========  ========  ========       ========  ========

                          Year Ended December 31, 2006
                    River    Offshore    Ocean     Passenger
                  Business   Business   Business   Business     Total

 Segment
  Operating
  Profit          $ 10,755   $ 11,480   $  5,566   $  5,101   $ 32,902

 Depreciation
  and
  amortization       8,136      2,340     14,238      3,626     28,340

 (Loss) Income
  from
  Investment
  in affiliates       (124)       328        384         --        588

 Other, Net (vi)        --         67        792         --        859

 Minority
  Interest            (285)    (1,409)      (225)        --     (1,919)

 Premium paid
  for
  redemption
  of preferred
  shares (ii)                     914                              914

                  --------   --------   --------   --------   --------
 Segment
  EBITDA          $ 18,482   $ 13,720   $ 20,755   $  8,727   $ 61,684

 Financial
  Income                                                           733

                                                              --------
 Total
  EBITDA                                                      $ 62,417
                                                              ========

                        Fourth Quarter Ended December 31, 2007
                   River    Offshore   Ocean       Passenger
                  Business  Business  Business      Business    Total

  Segment
   Operating
   Profit             ($46) $  2,496  $ 14,182       ($3,349) $ 13,283

  Depreciation and
   amortization      2,637     1,160     5,194         1,042    10,033

  (Loss) Income
   from Investment
   in affiliates       (69)               (414)           --      (483)

  Other, Net (vi)     (176)       --       209            --        33

  Minority
   Interest             --      (226)       (9)           --      (235)

  Net Income (loss)
   on FFAs              --        --    (1,566)           --    (1,566)

                  --------  --------  --------       -------  --------
  Segment EBITDA  $  2,346  $  3,430  $ 17,596(iv.a) ($2,307) $ 21,065
                  --------  --------  --------       -------  --------

  Financial Income                                                 632

                                                              --------
  Total
   EBITDA                                                     $ 21,697
                                                              ========
 Adjustments:
  Unrealized non-
   cash gain
   on FFAs  (v)                         (2,595)                 (2,595)

                  --------  --------  --------    ----------  --------
 Adjusted EBITDA  $  2,346  $  3,430  $ 15,001    $   (2,307) $ 19,102
                  ========  ========  ========    ==========  ========

                         Fourth Quarter Ended December 31, 2006
                   River    Offshore   Ocean       Passenger
                  Business  Business  Business      Business    Total

  Segment
   Operating
   Profit         $    987  $  3,567     ($496)      $   507  $  4,565

  Depreciation and
   amortization      2,257       941     3,446         1,395     8,039

  (Loss) Income
   from Investment
   in affiliates       (74)       --       (12)           --       (86)

  Other, Net (vi)      138        --       (22)           --       116

  Minority
   Interest            (19)     (909)       19            --      (909)

  Premium paid
   for redemption
   of preferred
   shares (ii)                   914                               914

                  --------  --------  --------    ----------  --------
  Segment EBITDA  $  3,289  $  4,513  $  2,935    $    1,902  $ 12,639
                  --------  --------  --------    ----------  --------

  Financial Income                                                 456

                                                              --------
  Total
   EBITDA                                                     $ 13,095
                                                              ========

 Notes:

 (i)    Corresponds to the loss incurred in the fourth quarter of 2006 through the early repayment of the loans granted by IFC to
        UABL, which was part of the use of the proceeds from our IPO

 (ii)   See note (9) above

 (iii)  EBITDA for 2005 includes $13.1 million net of minority interest from the gain on Cape Pampas in May 2005

 (iv)   EBITDA for 2007 includes a net gain of $10.1 million from the sale of the Princess Marina and New Flamenco in October and
        November 2007 respectively

 (iv.a) Includes $10.3 million gain on sale of Princess Marina

 (v)    At December 31, 2007 the fair market value of FFAs, resulted in a liability to the Company of $ 35.5 million. The Company recorded an aggregate net unrealized loss of $ 11.7 million and a net realized loss of $ 6.1 million for the year ended
        December 31, 2007, which are reflected on the Company's
        statement of as Other Income (Expenses) - Net loss on FFAs for transactions involving FFAs, which have not been
        designated as hedges for accounting purposes.

 (vi)   Individually not significant

CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com